Capitalisation and Indebtedness	Exhibit 99.2

The following table sets out the issued share capital of Barclays Bank PLC and its consolidated subsidiaries’ total shareholders’ equity, indebtedness and contingent liabilities as at 31st December 2017. The information has been prepared in accordance with the International Financial Reporting Standards (IFRS).

As at 31st Dec 2017
(000)

Share Capital of Barclays Bank PLC

Ordinary shares - issued and fully paid shared of £0.25 each	2,342,559

Preference shares - issued and fully paid shares of £100 each	0

Preference shares - issued and fully paid shares of £1 each	1

Preference shares - issued and fully paid shares of U.S.$100 each	58

Preference shares - issued and fully paid shares of U.S.$0.25 each	106,000

Preference shares - issued and fully paid shares of €100 each	32

£ million

Group shareholders’ equity

Called up share capital	2,361

Share premium account	12,092

Other reserves	3,536

Other equity instruments	8,982

Other shareholders’ funds	272

Retained earnings	38,490

Shareholders’ equity excluding non-controlling interests	65,733

Non-controlling interests	1

Total equity	65,734

Group indebtedness[1]

Subordinated liabilities[2]	24,193

Debt securities in issue	69,386

Total indebtedness	93,579

Total capitalisation and indebtedness	159,313

Group contingent liabilities

Guarantees and letters of credit pledged as collateral security	14,275

Performance guarantees, acceptances and endorsements	4,737

Total contingent liabilities	19,012

Documentary credits and other short-term trade related transactions	812

Forward starting reverse repurchase agreements, Standby facilities, credit lines and other commitments	314,761

1.	“Group indebtedness” includes interest accrued as at 31st December 2017 in accordance with International Financial Reporting Standards.
2.	Between 1 January and 21 February 2018, Barclays Bank PLC issued a total of £6.8bn of senior debt securities.
3.	Between 1 January and 21 February 2018, £2.1bn of senior debt securities issued by Barclays Bank PLC matured and were redeemed.